Troutman Sanders LLP

A T T O R N E Y S   A T   L A W

BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Marlon F. Starr marlon.starr@troutmansanders.com	Direct Dial: 404-885-3287 Direct Fax: 404-962-6740

March 3, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: Standard Management Corporation Commission File No.: 000-20882

Ladies and Gentlemen:

      On behalf of our client, Standard Management Corporation (the “Company”), we are today making two filings with the Commission:

1.	Preliminary proxy materials in connection with the proposed sale by the Company of 100% of the stock of one its subsidiaries; and

2.	Consent solicitation materials in connection with the solicitation of consents from holders of outstanding trust preferred securities with respect to a proposed amendment to instruments governing such securities.

      Should you have any questions concerning these filings, please contact the undersigned at the above address or by phone at (404) 885-3287.

Very truly yours,

Marlon F. Starr

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